Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2017

May 12, 2017

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended March 31,
U.S. dollars	Note	2017 $000’s (except per share amounts)	2016 $000’s (except per share amounts) (As reclassified – note 4)
Revenues	5	317,320	288,518
Expenses	5, 6
Selling		43,051	43,446
General and administrative		131,141	142,792
Financial		40,589	24,913
Gaming duty		34,533	29,355
Acquisition-related costs		—	184
Total expenses		249,314	240,690
Income from investments		435	9,665
Loss from associates		—	(40)
Net earnings before income taxes		68,441	57,453
Income taxes		2,688	1,962
Net earnings		65,753	55,491
Net earnings (loss) attributable to
Shareholders of Amaya Inc.		65,411	55,639
Non-controlling interest		342	(148)
Net earnings		65,753	55,491
Basic earnings per Common Share	7	$0.45	$0.42
Diluted earnings per Common Share	7	$0.33	$0.28

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended March 31,
	2017	2016
U.S. dollars	$000’s	$000’s (As reclassified - note 4)
Net earnings	65,753	55,491
Items that are or may be reclassified to net earnings
Available-for-sale investments – gain in fair value (net of income tax expense of $181,000) (2016 - net of income tax expense of $nil)	3,958	4,760
Available-for-sale investments – reclassified to net earnings	(1,607)	—
Foreign continuing operations – unrealized foreign currency translation differences	(12,418)	(134,631)
Cash flow hedges – effective portion of changes in fair value (net of income tax of nil (2016 - $nil))	(8,728)	(97,670)
Cash flow hedges – reclassified to net earnings (net of income tax of nil (2016 - $nil))	7,851	93,643
Other comprehensive loss	(10,944)	(133,898)
Total comprehensive income (loss)	54,809	(78,407)
Total comprehensive income (loss) attributable to:
Shareholders of Amaya Inc.	54,467	(78,259)
Non-controlling interest	342	(148)
Total comprehensive income (loss)	54,809	(78,407)

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31,	As at December 31,
		2017	2016
U.S. dollars	Note	$000’s	$000’s
ASSETS
Current assets
Cash and cash equivalents - operational		123,961	129,459
Cash and cash equivalents - customer deposits		123,448	138,225
Total cash and cash equivalents		247,409	267,684
Restricted cash advances and collateral		6,056	5,767
Current investments		58,442	59,977
Current investments - customer deposits		227,481	228,510
Total current investments		285,923	288,487
Accounts receivable		65,518	81,557
Inventories		397	515
Prepaid expenses and deposits		27,960	22,567
Assets held for sale		13,694	6,972
Income tax receivable		5,918	16,838
Derivatives	9	1,122	—
Total current assets		653,997	690,387
Non-current assets
Restricted cash advances and collateral		46,071	45,728
Prepaid expenses and deposits		20,576	20,798
Long-term accounts receivable		10,324	9,458
Long-term investments		6,927	6,921
Promissory note		5,349	4,827
Property and equipment		39,926	40,800
Investment tax credits receivable		1,917	1,892
Income tax receivable		17,503	—
Deferred income taxes		1,950	1,054
Derivatives	9	24,255	52,038
Goodwill and intangible assets		4,560,187	4,588,572
Total non-current assets		4,734,985	4,772,088
Total assets		5,388,982	5,462,475
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		104,765	135,777
Other payables		48,035	56,588
Provisions	10	140,663	212,780
Customer deposits		350,929	366,735
Income tax payable		10,812	23,616
Current maturity of long-term debt	8	4,962	47,750
Derivatives	9	—	4,922
Total current liabilities		660,166	848,168
Non-current liabilities
Long-term debt	8	2,422,053	2,380,829
Provisions	10	6,714	8,942
Derivatives	9	—	5,594
Income taxes payable		21,433	—
Deferred income taxes		17,287	17,214
Total non-current liabilities		2,467,487	2,412,579
Total liabilities		3,127,653	3,260,747
EQUITY
Share capital	11	1,866,123	1,862,789
Reserves	12	27,186	35,847
Retained earnings		367,699	302,288
Equity attributable to the owners of Amaya Inc.		2,261,008	2,200,924
Non-controlling interest		321	804
Total equity		2,261,329	2,201,728
Total liabilities and equity		5,388,982	5,462,475

See accompanying notes.

Approved and authorized for issue on behalf of the Board on May 12, 2017.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2017 and 2016:

	Share Capital
U.S. dollars	Common Shares number	Convertible Preferred Shares number	Common Shares amount $000’s	Convertible Preferred Shares amount $000’s	Reserves (note 12) $000’s	Retained Earnings $000’s	Equity attributable to the owners of Amaya Inc. $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2016	133,426,193	1,139,249	887,014	684,385	280,964	166,144	2,018,508	1,398	2,019,906
Net earnings (loss)	—	—	—	—	—	55,639	55,639	(148)	55,491
Other comprehensive loss	—	—	—	—	(133,898)	—	(133,898)	—	(133,898)
Total comprehensive income (loss)	—	—	—	—	(133,898)	55,639	(78,259)	(148)	(78,407)
Issue of Common Shares in relation to exercised warrants	273,366	—	1,771	—	(564)	—	1,207	—	1,207
Issue of Common Shares in relation to exercised employee stock options	104,384	—	469	—	(116)	—	353	—	353
Stock-based compensation	—	—	—	—	3,066	—	3,066	—	3,066
Balance – March 31, 2016	133,803,943	1,139,249	889,254	684,385	149,452	221,783	1,944,875	1,250	1,946,125

Balance – January 1, 2017	145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728
Net earnings	—	—	—	—	—	65,411	65,411	342	65,753
Other comprehensive loss	—	—	—	—	(10,944)	—	(10,944)	—	(10,944)
Total comprehensive income (loss)	—	—	—	—	(10,944)	65,411	54,467	342	54,809
Issue of Common Shares in relation to exercised employee stock options	1,327,690	—	3,826	—	(841)	—	2,985	—	2,985
Share cancellation	(76,437)	—	(492)	—	492	—	—	—	—
Stock-based compensation	—	—	—	—	2,164	—	2,164	—	2,164
Acquisition of non-controlling interest (Note 9)	—	—	—	—	468	—	468	(825)	(357)
Balance – March 31, 2017	146,352,380	1,139,249	1,181,738	684,385	27,186	367,699	2,261,008	321	2,261,329

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2017	2016
U.S. dollars	$000’s	$000’s (As reclassified – note 4)
Operating activities
Net earnings	65,753	55,491
Interest accretion	8,978	9,803
Unrealized gain on foreign exchange	(2,099)	(16,051)
Depreciation of property and equipment	2,161	1,957
Amortization of intangible assets	31,697	30,233
Amortization of deferred development costs	1,877	1,093
Stock-based compensation	2,164	3,066
(Reversal of) Impairment of investment in associates	(6,684)	—
Realized gain on investments	(2,122)	(805)
Unrealized gain on investments	(226)	(7,271)
Loss from associates	—	40
Income tax expense recognized in net earnings	2,688	1,962
Income taxes received (paid)	(1,128)	841
Interest expense	33,683	32,418
Dormant accounts recognized as revenue	(886)	(1,050)
Changes in non-cash operating elements of working capital	(24,139)	(26,175)
Customer deposit liability movement	(16,229)	(40,553)
Other	59	221
Net cash inflows from operating activities	95,547	45,220
Financing activities
Issuance of capital stock in relation with exercised warrants	—	1,207
Issuance of capital stock in relation with exercised employee stock options	1,710	353
Interest paid	(34,047)	(33,244)
Settlement of margin	(7,602)	—
Gain on settlement of derivative	13,904	—
Transaction costs on repricing of long-term debt	(4,719)	—
Payment of deferred consideration	(75,000)	—
Repayment of long-term debt	(6,888)	(27,777)
Net cash outflows from financing activities	(112,642)	(59,461)
Investing activities
Additions in deferred development costs	(4,413)	(4,409)
Purchase of property and equipment	(856)	(1,207)
Acquired intangible assets	(707)	(3,272)
Net sale of investments	149	—
Cash movement into restricted cash advances and collateral	(546)	(44,798)
Settlement of minimum revenue guarantee	(1,707)	(4,769)
Net sale (purchase) of investments utilizing customer deposits	5,169	(18)
Other	(4)	(29)
Net cash outflows from investing activities	(2,915)	(58,502)
Decrease in cash and cash equivalents	(20,010)	(72,743)
Cash and cash equivalents – beginning of period	267,684	274,359
Unrealized foreign exchange difference on cash and cash equivalents	(265)	5,479
Cash and cash equivalents - end of period	247,409	207,095

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”) is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at March 31, 2017, Amaya had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms.

Amaya’s B2C operations operate globally and conduct its principal activities from its headquarters in the Isle of Man. The Corporation owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour).

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Pointe-Claire, Québec, Canada, H9R 1C8 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market, each under the symbol “AYA”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2016 and related notes contained therein (the “2016 Financial Statements”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2016 Financial Statements.

For reporting purposes, the Corporation prepares its financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars and references to “GBP” are to Great Britain Pound Sterling. Unless otherwise indicated, all references to a specific “note” refers to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three months ended March 31, 2017. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

New significant accounting policies

Debt modification

From time to time, the Corporation pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered as a modification with any costs or fees incurred adjusting the carrying amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different then the transaction is accounted for as an extinguishment of the old debt instrument with an adjustment to the carrying amount of the liability being recorded in the unaudited interim condensed statement of earnings immediately.

Cash flow hedges

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised and when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. The cumulative gain or loss deferred in the unaudited interim condensed statement of other comprehensive income should be classified to the unaudited interim condensed statement of earnings in the same period during which the hedged forecast cash flows affect net earnings. Where the forecast transaction is no longer expected to occur, the cumulative gain or loss deferred in other comprehensive income is transferred immediately to net earnings.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation intends to adopt IFRS 15 and the associated clarifications in its financial statements for the annual fiscal period beginning on January 1, 2018. However, the Corporation does not expect its adoption of IFRS 15 to have a material impact on the financial statements and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

4.	PRIOR PERIOD ADJUSTMENT

The following table illustrates the reclassification of certain items in the unaudited interim condensed consolidated statement of cash flows for customer deposits:

	Three Months Ended March 31,
	2016 $000’s (As filed)	2016 $000’s (reclassification)	2016 $000’s (As reclassified)
Adjustment to operating activities
Changes in non-cash operating elements of working capital	(66,728)	40,553	(26,175)
Customer deposit liability movement	—	(40,553)	(40,553)
	(66,728)	—	(66,728)

The Corporation separated “Cash and cash equivalents” into two line items, “Cash and cash equivalents – operational” and “Cash and cash equivalents – customer deposits”, in the unaudited interim condensed consolidated statement of financial position.  Cash and cash equivalents – operational presents cash and cash equivalents that is available for use by the Corporation for operations whereas Cash and cash equivalents – customer deposits presents cash and cash equivalents that is only available to the Corporation to cover its customer deposit liability.

The Corporation also separated “Current investments” into two line items, “Current investments” and “Current investments – customer deposits”, in the unaudited interim condensed consolidated statement of financial position.  Current investments presents current investments (i.e., short term, highly liquid investments) held by the Corporation and that the Corporation may liquidate to use for operations whereas Current investments – customer deposits presents current investments held by the Corporation and that the Corporation may only liquidate to cover its customer deposit liability (whether directly or by adding the proceeds to Cash and cash equivalents – customer deposits).

As a result of these reclassifications, the Corporation also reclassified the customer deposit liability movements from “Changes in non-cash operating elements of working capital” to its own line item titled “Customer deposit liability movement”. This reclassification had no impact on the total cash flow change.

5.	SEGMENTED INFORMATION

For the three months ended March 31, 2017 and 2016, the Corporation had one reportable segment, B2C, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. The Chief Operating Decision Makers (“CODM”) receive business line revenue information throughout the year for the purposes of assessing their respective performance. Other B2C sources of revenue are aggregated into “Other”, while certain other nominal sources of revenue and corporate costs are included in “Corporate”.

Segmented net earnings for the three months ended March 31, 2017:

	Three Months Ended March 31, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	218,664	86,780	11,854	317,298	22	317,320
Selling				(43,037)	(14)	(43,051)
General and administrative				(118,554)	(12,587)	(131,141)
Financial				(40,450)	(139)	(40,589)
Gaming duty				(34,533)	—	(34,533)
Income (loss) from investments				(878)	1,313	435
Net earnings (loss) before income taxes				79,846	(11,405)	68,441
Income taxes				2,397	291	2,688
Net earnings (loss)				77,449	(11,696)	65,753

Other segmented information
Depreciation & amortization				35,658	77	35,735
Bad debt				1,776	—	1,776
Total Assets				5,355,981	33,001	5,388,982
Total Liabilities				3,106,503	21,150	3,127,653

Segmented net earnings for the three months ended March 31, 2016:

	Three Months Ended March 31, 2016 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	216,374	60,114	11,971	288,459	59	288,518
Selling				(43,410)	(36)	(43,446)
General and administrative				(125,850)	(16,942)	(142,792)
Financial				(28,912)	3,999	(24,913)
Gaming duty				(29,355)	—	(29,355)
Acquisition-related costs				—	(184)	(184)
Income from investments				897	8,768	9,665
Loss from associates				—	(40)	(40)
Net earnings (loss) before income taxes				61,829	(4,376)	57,453
Income taxes (recovery)				1,978	(16)	1,962
Net earnings (loss)				59,851	(4,360)	55,491

Other segmented information
Depreciation & amortization				33,137	146	33,283
Bad debt				971	—	971
Total Assets				5,526,041	86,680	5,612,721
Total Liabilities				3,630,761	35,835	3,666,596

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each license or approval (as opposed to the jurisdiction where gameplay actually occurred) generating a minimum of 5% of total consolidated revenue for the three months ended March 31, 2017 or 2016:

	Three months ended March 31, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	87,645	10,258	—	97,903	—	97,903
Malta	52,171	49,241	—	101,412	—	101,412
Italy	21,735	10,882	157	32,774	—	32,774
United Kingdom	12,974	2,698	70	15,742	—	15,742
Spain	11,269	7,468	177	18,914	—	18,914
France	12,400	1,611	136	14,147	—	14,147
Other licensed or approved jurisdictions	20,470	4,622	11,314	36,406	22	36,428
	218,664	86,780	11,854	317,298	22	317,320

	Three months ended March 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	84,086	3,264	—	87,350	—	87,350
Malta	60,359	41,300	—	101,659	—	101,659
Italy	21,395	6,452	158	28,005	—	28,005
United Kingdom	15,022	3,288	107	18,417	—	18,417
Spain	9,488	5,482	165	15,135	—	15,135
France	15,556	—	148	15,704	—	15,704
Other licensed or approved jurisdictions	10,468	328	11,393	22,189	59	22,248
	216,374	60,114	11,971	288,459	59	288,518

The Corporation reclassified interest revenue previously included within Revenue, to Income from investments. The Corporation has determined that impact of these corrections are immaterial.

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at March 31,	As at December 31,
	2017	2016
	$000’s	$000’s
Geographic Area
Canada	41,948	39,993
Isle of Man	4,535,651	4,567,314
Malta	—	—
Italy	45	47
United Kingdom	6,548	6,380
Other licensed or approved jurisdictions	15,921	15,638
	4,600,113	4,629,372

6.	EXPENSES CLASSIFIED BY NATURE

	Three Months Ended March 31,
	2017 $000’s	2016 $000’s
		(As adjusted – note 4)
Financial
Interest and bank charges	43,002	42,514
Foreign exchange gain	(2,413)	(17,601)
	40,589	24,913
General and administrative
Processor costs	16,774	13,784
Office	18,476	18,696
Salaries and fringe benefits	37,928	42,981
Research and development salaries	7,100	8,871
Stock-based compensation	2,164	3,066
Depreciation of property and equipment	2,161	1,957
Amortization of deferred development costs	1,877	1,093
Amortization of intangible assets	31,697	30,233
Professional fees	17,813	20,918
Reversal of impairment on investment in associates	(6,684)	—
Bad debt	1,776	971
Loss on disposal of assets	59	222
	131,141	142,792

Selling
Marketing	36,096	38,435
Royalties	6,955	5,011
	43,051	43,446

Gaming duty	34,533	29,355

Acquisition-related costs
Professional fees	—	184
	—	184

The Corporation changed the presentation of certain items within its unaudited interim condensed consolidated statement of earnings for the comparative period to conform to the current year’s presentation. The Corporation reclassified travel and entertainment costs previously included within “Selling” expenses to “Office” expenses. The Corporation has determined that impact of this correction is immaterial. The Corporation also segregated Selling expenses into “Marketing” and “Royalties” in order to provide a better understanding to the readers of the distribution of expenses within Selling expenses. None of these reclassifications had a net earnings impact on the unaudited interim condensed consolidated statement of earnings.

7.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended March 31,
	2017	2016
Numerator
Numerator for basic and diluted earnings per Common Share – net earnings	$65,411,000	$55,639,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	145,561,694	133,674,184
Effect of dilutive securities
Stock options	587,100	960,260
Restricted shares	—	—
Restricted share units	—	—
Warrants	48,393	11,068,304
Convertible Preferred Shares	54,459,362	51,339,074
Effect of dilutive securities	55,094,855	63,367,638
Dilutive potential for diluted earnings per Common Share	200,656,549	197,041,822
Basic earnings per Common Share	$0.45	$0.42
Diluted earnings per Common Share	$0.33	$0.28

The Corporation changed the presentation of the numerator of the calculation of basic and diluted earnings per share for the comparative period to conform to the current year’s presentation, to present net earnings from continuing operations after the effects of non-controlling interest. The Corporation has determined that the impact of this correction is immaterial and did not have an impact on basic or diluted earnings per share.

8.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at March 31, 2017 and December 31, 2016 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	March 31, 2017, Principal outstanding balance in local denominated currency	March 31, 2017 Carrying amount	December 31, 2016, Principal outstanding balance in local denominated currency	December 31, 2016 Carrying amount
		000’s	$000’s	000’s	$000’s
USD First Lien Term Loan	4.50%	1,910,236	1,854,046	2,021,097	1,965,929
EUR First Lien Term Loan	3.75%	385,162	405,182	286,143	296,197
USD Second Lien Term Loan	8.00%	210,000	167,787	210,000	166,453
Total long-term debt			2,427,015		2,428,579
Current portion			4,962		47,750
Non-current portion			2,422,053		2,380,829

During the three months ended March 31, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.42%	21,124	2,884	24,008
EUR First Lien Term Loan	4.09%	3,932	271	4,203
USD Second Lien Term Loan	13.28%	4,199	1,334	5,533
Total		29,255	4,489	33,744

During the three months ended March 31, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	23,689	2,777	26,466
EUR First Lien Term Loan	5.68%	4,230	252	4,482
USD Second Lien Term Loan	13.26%	4,247	1,169	5,416
CDN 2013 Debentures	14.10%	—	121	121
Total		32,166	4,319	36,485

The Corporation’s debt balance as at March 31, 2017 was as follows:

		Cash		Non-cash
	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,965,928	(110,861)	(3,905)	2,884	—	1,854,046	7,478	1,846,568
EUR First Lien Term Loan	296,198	103,973	(829)	271	5,569	405,182	2,972	402,210
USD Second Lien Term Loan	166,453	—	—	1,334	—	167,787	(5,488)	173,275
Total	2,428,579	(6,888)	(4,734)	4,489	5,569	2,427,015	4,962	2,422,053

The Corporation’s debt balance for the year ended December 31, 2016 was as follows:

		Cash		Non-cash
	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,978,763	(20,587)	—	7,752	—	1,965,928	45,848	1,920,080
EUR First Lien Term Loan	307,584	(3,204)	—	1,241	(9,423)	296,198	7,512	288,686
USD Second Lien Term Loan	161,524	—	—	4,929	—	166,453	(5,610)	172,063
CDN 2013 Debentures	21,556	(22,561)	—	—	1,005	—	—	—
Total	2,469,427	(46,352)	—	13,922	(8,418)	2,428,579	47,750	2,380,829

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	19,443	19,443	19,443	19,443	1,832,466
EUR First Lien Term Loan	4,181	4,181	4,181	4,181	394,013
USD Second Lien Term Loan	—	—	—	—	210,000
Total	23,624	23,624	23,624	23,624	2,436,479

(a)	First and Second Lien Term Loans

On August 1, 2014, Amaya completed the acquisition of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries and affiliates (the “Rational Group Acquisition”), which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing and Repricing (as defined below), the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing and Repricing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities. In addition, on March 3, 2017, the Corporation completed the repricing and retranching of the First Lien Term Loans and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points and Euribor plus 375 basis points with no Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan and using the proceeds to reduce the USD First Lien Term Loan by $106 million.

Amaya and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

The Repricing has been accounted for as a debt modification as the terms of the amended credit agreement were not considered to be substantially different than the previous terms and as a result there was no significant impact on the carrying amount.

First Lien Term Loans

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

Notwithstanding, the excess cash flow waivers noted above, during the three months ended March 31, 2017, the Corporation revised its estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans over the next five years.

The agreement for the First Lien Term Loans restricts Amaya Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

Giving effect to the Refinancing, the Second Lien Term Loan decreased to $210 million. The applicable interest rate remained the same.

(b)2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. Each unit consisted of certain non-convertible subordinated debentures (the “CDN 2013 Debentures”) and non-transferable Common Share purchase warrants. The CDN 2013 Debentures matured on January 31, 2016 and CDN $30 million was repaid on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

9.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Cash flow hedge accounting

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the “March 2015 Swap Agreements”). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in five years, fixes the Euro to USD exchange rate at 1.1102 and fixes the Euro interest payments at an average rate of 4.6016%.

In connection with the Refinancing, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a USD notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Swap Agreements”). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate of 1.094 and fix the Euro interest payments at an average rate of 4.657%. During the three months ended March 31, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.9 million.

As part of the Repricing, the Corporation reduced the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships. An amount of $2.45 million was recognized in interest expense in the current period relating to the amortization of the other comprehensive income balance brought forward from the previous hedge accounting relationship.

During the three months ended March 31, 2017 and 2016, there was no ineffectiveness with respect to the cash flow hedge.

During the three months ended March 31, 2017, $3.0 million (March 31, 2016 - $1.32 million) was reclassified from “Reserves” to the unaudited interim condensed consolidated statement of earnings as Financial expenses.

The fair value of the Swap Agreements in hedging relationships included in the derivative assets of the Corporation as at March 31, 2017 was $24.26 million (December 31, 2016 – $52.04 million).

As at March 31, 2017, the Corporation had entered into a series of foreign exchange option contracts to purchase GBP for USD. These cash flow hedges are intended to mitigate the impact of the GBP strengthening against the USD on GBP salary costs. The contracts mature between April 2017 and December 2017 and allow the Corporation to purchase approximately £4.65 million each month at a strike price of 1.25 USD to GBP. For the period ended March 31, 2017, the Corporation recorded unrealized gains of $306,000. The fair value of the foreign exchange option contracts as at March 31, 2017 was $1.12 million.

Net investment hedge accounting

During the period ended March 31, 2017 and during a portion of the year ended December 31, 2016, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its deferred consideration (i.e., the deferred purchase price for the Rational Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations. During the three months ended March 31, 2017, there was no ineffectiveness with respect to the net investment hedge.

For the three months ended March 31, 2017, the Corporation recorded an unrealized exchange loss on translation of $25.02 million (March 31, 2016 - $nil) in the cumulative translation adjustment in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred consideration.

Put liabilities

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC (“Stars Fantasy”), the operator of, among other things, the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. During the three months ended March 31, 2017, the Corporation acquired the remaining equity interests from the sellers. The derivative as at March 31, 2017 is $nil (December 31, 2016 - $5.59 million) and an amount of $5.95 million is now included in “Other payables” related to the remaining equity interest purchase price.

The following table summarizes the fair value of derivatives as at March 31, 2017 and December 31, 2016 and the change in fair value for the three months ended March 31, 2017 and year ended December 31, 2016:

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Currency options $000's	Total $000's
Opening balance, as at January 1, 2016	4,012	9,473	—	13,485
Unrealized gain (loss) in fair value	(4,012)	42,565	—	38,553
Total derivative asset as at December 31, 2016	—	52,038	—	52,038
Acquisition	—	—	906	906
Realized gain	—	(13,904)	—	(13,904)
Unrealized gain (loss) in fair value	—	(14,313)	306	(14,007)
Translation	—	434	(90)	344
Total derivative asset as at March 31, 2017	—	24,255	1,122	25,377
Current portion	—	—	1,122	1,122
Non-current portion	—	24,255	—	24,255

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2016	2,184	16,538	6,102	24,824
Unrealized gain (loss) in fair value	3,106	(16,538)	(815)	(14,247)
Accretion	—	—	307	307
Translation	(368)	—	—	(368)
Total derivative liability as at December 31, 2016	4,922	—	5,594	10,516
Unrealized gain in fair value	(1,736)	—	—	(1,736)
Realized loss on settlement	(2,919)	—	—	(2,919)
Settlement	(177)	—	(5,594)	(5,771)
Translation	(90)	—	—	(90)
Total derivative liability as at March 31, 2017	—	—	—	—
Current portion	—	—	—	—
Non-current portion	—	—	—	—

10.	PROVISIONS

The provisions in the unaudited interim condensed consolidated statements of financial position include, among other items, the provision for jackpots, the provision for deferred consideration primarily relating to the deferred payment for the Rational Group Acquisition and the minimum revenue guarantees or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic Malta Holdings Ltd., the sale of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) and CryptoLogic Ltd., to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) and NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (the “Chartwell/Cryptologic Sale”),  and the initial public offering (the “Innova Offering”) of Innova Gaming Group Inc. (TSX: IGG) (“Innova”).

The purchase price for the Rational Group Acquisition included a deferred payment of $400 million payable on February 1, 2017. The Corporation will pay the remaining balance over the course of 2017 from unrestricted cash on its balance sheet and cash flow from operations and entered into an agreement with the former owners of the Rational Group whereby the former owners have agreed not to enforce during 2017 their right under the original merger agreement to cause the Corporation to use commercially reasonable efforts to issue equity to finance any outstanding balance of the deferred purchase price. The fair value of the deferred payment as at March 31, 2017 of $122.55 million (December 31, 2016 - $195.51 million) is recorded in Provisions. The fair value measurement was calculated utilizing a discounted cash flow approach using a 6.0% discount rate (December 31, 2016 – 6.0%) and categorized as a Level 3 within the fair value hierarchy. A 1% change in the discount rate would impact the value by $9.79 million.

The carrying amounts and the movements in the provisions during the period ended March 31, 2017 and December 31, 2016 are as follows:

	Player bonuses and jackpots $000’s	Deferred consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $000’s
Balance at January 1, 2016	2,688	382,728	19,395	1,087	405,898
Additional provision recognized (non-cash)	13,885	—	5,762	4,613	24,260
Payments (cash)	(15,013)	(200,000)	(8,998)	(5,700)	(229,711)
Accretion of discount (non-cash)	—	22,277	1,095	—	23,372
Gain on settlement of deferred consideration (non-cash)	—	(2,466)	—	—	(2,466)
Foreign exchange translation losses (non-cash)	11	(24)	382	—	369
Balance at December 31, 2016	1,571	202,515	17,636	—	221,722
Adjustment to provision recognized (non-cash)	11,652	—	(475)	—	11,177
Payments (cash)	(11,300)	(75,000)	(1,707)	—	(88,007)
Accretion of discount (non-cash)	—	2,048	257	—	2,305
Foreign exchange translation losses (non-cash)	—	9	171	—	180
Balance at March 31, 2017	1,923	129,572	15,882	—	147,377

Current portion at December 31, 2016	1,571	202,515	8,694	—	212,780
Non-current portion at December 31, 2016	—	—	8,942	—	8,942
Current portion at March 31, 2017	1,923	129,572	9,168	—	140,663
Non-current portion at March 31, 2017	—	—	6,714	—	6,714

11.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series.

As at March 31, 2017, the Preferred Shares are convertible into 55,558,253 Common Shares (December 31, 2016 –54,750,496).

During the three months ended March 31, 2017:

•

the Corporation issued 1,327,690 Common Shares for cash consideration of $2.99 million as a result of the exercise of stock options. The exercised stock options were initially valued at $841,000 using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to the stock options in reserves was reallocated to the Common Shares so issued.

•	the Corporation cancelled 76,437 shares related to the acquisition of Chartwell in 2011 that were unclaimed and surrendered to the Corporation.

12.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Equity awards $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s
Balance – January 1, 2016	303,620	21,147	(30,035)	54,202	(12,282)	(56,937)	1,249	280,964
Cumulative translation adjustments	—	—	—	22,969	—	—	—	22,969
Stock-based compensation	—	10,289	—	—	—	—	—	10,289
Exercise of warrants	(288,982)	—	—	—	—	—	—	(288,982)
Exercise of stock options	—	(294)	—	—	—	—	—	(294)
Realized losses (gains)	—	—	—	—	4,394	(42,263)	—	(37,869)
Unrealized (losses) gains	—	—	—	—	(2,095)	50,865	—	48,770
Balance – December 31, 2016	14,638	31,142	(30,035)	77,171	(9,983)	(48,335)	1,249	35,847
Cumulative translation adjustments	—	—	—	(12,418)	—	—	—	(12,418)
Stock-based compensation	—	2,164	—	—	—	—	—	2,164
Exercise of stock options	—	(841)	—	—	—	—	—	(841)
Realized losses (gains)	—	—	—	—	(1,607)	7,851	—	6,244
Unrealized (losses) gains	—	—	—	—	3,958	(8,728)	—	(4,770)
Other	—	—	492	—	—	5,594	(5,126)	960
Balance – March 31, 2017	14,638	32,465	(29,543)	64,753	(7,632)	(43,618)	(3,877)	27,186

13.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

Certain of the Corporation’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities are determined as at each of March 31, 2017 and December 31, 2016:

	As at March 31, 2017
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	30,644	30,644	—	—
Bonds - Available for sale	122,754	122,754	—	—
Debentures - Fair value through profit/loss	7,736	—	7,736	—
Equity in quoted companies - Available for sale, fair value through profit/loss	124,789	117,238	—	7,551
Equity in private companies - Available for sale	6,927	—	—	6,927
Derivatives	25,377	—	25,377	—
Total financial assets	318,227	270,636	33,113	14,478

Provisions	138,435	—	—	138,435
Total financial liabilities	138,435	—	—	138,435

	As at December 31, 2016
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	58,518	58,518	—	—
Bonds - Available for sale	98,605	98,605	—	—
Debentures- Fair value through profit/loss	7,556	—	7,556	—
Equity in quoted companies - Available for sale	123,808	115,480	—	8,328
Equity in private companies - Available for sale	6,921	—	—	6,921
Derivatives	52,038	—	52,038	—
Total financial assets	347,446	272,603	59,594	15,249

Derivatives	10,516	—	4,922	5,594
Provisions	213,141	—	—	213,141
Total financial liabilities	223,657	—	4,922	218,735

The fair values of other financial assets and liabilities measured at amortized cost on the statements of financial position as at each of March 31, 2017, and December 31, 2016 are as follows:

	As at March 31, 2017
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Promissory note	5,349	—	—	5,349
Total financial assets	5,349	—	—	5,349

First Lien Term Loans	2,333,014	2,333,014	—	—
USD Second Lien Term Loan	210,525	210,525	—	—
Total financial liabilities	2,543,539	2,543,539	—	—

	As at December 31, 2016
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	4,827	—	—	4,827
Total financial assets	4,827	—	—	4,827

First Lien Term Loans	2,336,792	2,336,792	—	—
USD Second Lien Term Loan	209,870	209,870	—	—
Total financial liabilities	2,546,662	2,546,662	—	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the unaudited interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred. There were no transfers in or out of Level 1, 2 or 3 during the three months ended March 31, 2017.

Derivative Financial Instruments

Currently, the Corporation uses cross currency swap and interest rate swap agreements to manage its interest rate and foreign currency risk and foreign currency forward contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates, as well as option volatility.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of March 31, 2017 and December 31, 2016, the Corporation assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at March 31, 2017, and December 31, 2016 for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

NYX Sub Preferred Shares (Level 3 Asset): As previously disclosed, the proceeds from the Chartwell/Cryptologic Sale included CDN$40 million paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation uses a binomial valuation approach for the NYX Sub Preferred Shares using NYX Gaming Group common share price and volatility.

-

Equity in private companies (Level 3 Asset): Given the nature of the investee’s business, there is no readily available market data to carry an extensive valuation. The Corporation assesses for impairment on an annual basis using latest management budgets, long-term revenue growth rates and pre-tax operating margins. The carrying amount approximates the fair value.

-	Promissory note (Level 3 Promissory note): The Corporation uses a net present value approach for the Promissory note with a 12% discount rate (2016 – 11.3%) and 5% interest rate.
-	Deferred consideration (Level 3 Liability): See note 10 above for the applicable description.
-	Stars Fantasy put option (Level 3 Liability): See note 9 above for the applicable description. The option was exercised during the three month period ended March 31, 2017.
-

Innova EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the Innova EBITDA support agreement using a 5.7% discount rate.

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Licensing Agreement (Level 3 Liability):  As previously disclosed, in connection with the Chartwell/Cryptologic Sale, an Amaya subsidiary and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”). The

Corporation uses a net present value approach for the Licensing Agreement using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast.

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Asset	Level 3 Promissory note
	$000’s	$000’s
Balance – January 1, 2016	27,679	7,700
Loss included in income from investments	(14,124)	—
Interest and accretion included in income from investments and financial expenses	—	888
Purchases	11,754	—
Sales	(2,566)	—
Reclassification	501	—
Conversion of Level 3 instruments	(8,377)	—
Loss on settlement	—	(3,761)
Unrealized gain included in other comprehensive income	382	—
Balance – December 31, 2016	15,249	4,827
Loss included in income from investments	(849)	—
Interest accretion included in financial expenses	—	142
Gain on settlement	—	380
Unrealized gain included in other comprehensive income	78	—
Balance – March 31, 2017	14,478	5,349

Level 3 Liability
$000’s
Balance – January 1, 2016	399,202
Accretion	23,167
Repayment of deferred consideration	(200,000)
Gain on settlement of deferred consideration	(2,466)
Acquisition through business acquisitions	5,299
Payments	(7,309)
Additional provision	465
Translation	377
Balance – December 31, 2016	218,735
Accretion	2,305
Repayment of deferred consideration	(75,000)
Settlement of put liability	(5,594)
Payments	(1,707)
Adjustment to provision	(475)
Translation	171
Balance – March 31, 2017	138,435

14.	SUBSEQUENT EVENTS

On April 27, 2017, the Corporation paid an additional $75 million on its outstanding deferred consideration. As a result and as of the date hereof, the Corporation’s remaining deferred consideration obligation is approximately $47.5 million. The Corporation will pay fees on the unpaid balance of the deferred consideration at the rates outlined in the merger agreement (monthly rate equal to 30 day LIBOR plus 85 basis points until August 1, 2017 and then 30 day LIBOR plus 135 basis points thereafter).